UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan

Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021,
Supplemental Schedule as of December 31, 2021 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN
CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021	12
SIGNATURES	13
EXHIBIT INDEX	15
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
NiSource Inc. Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
June 17, 2022

We have served as the auditor of the Plan since 2002.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2021	2020

Assets:
Investments - at fair value:
Mutual funds	$422,972,001	$406,243,974
NiSource Stock Fund	194,180,630	176,776,719
Money market fund	69,934,105	81,173,035
Common collective trusts	1,137,351,566	1,061,244,354
Total investments	1,824,438,302	1,725,438,082
Notes receivable from participants	36,474,795	41,635,422
Net Assets Available for Benefits	$1,860,913,097	$1,767,073,504

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2021
Additions:
Contributions:
Participant	$71,252,649
Employer	33,899,585
Total contributions	105,152,234
Investment income:
Net appreciation in fair value of investments	235,883,593
Dividends and interest	25,595,506
Net investment income	261,479,099
Interest income on notes receivable from participants	1,736,157
Total additions	368,367,490

Deductions:
Benefits paid to participants	274,496,443
Administrative expenses, net	(118,303)
Miscellaneous expense	149,757
Total deductions	274,527,897
Increase in Net Assets	93,839,593
Net Assets Available for Benefits - Beginning of year	$1,767,073,504
Net Assets Available for Benefits - End of year	$1,860,913,097

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
1.    Description of the Plan
NiSource Inc. (the "Company" or "NiSource") is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving nearly 3.7 million customers in six states. The following description of the NiSource Inc. Retirement Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other affiliate that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers collectively bargained and non-bargained employees.
Plan Administration - The Company serves as the sponsor of the Plan. The NiSource Benefits Committee (the "Committee"), established and maintained by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the "Trustee") holds the Plan’s assets and executes investment transactions. As of December 31, 2021, Plan investments include nine mutual funds, one money market fund, twenty common collective trusts and one common stock fund as investment options for participants.
Effective November 25, 2019, the Plan was amended to include an Independent Fiduciary appointed by the Committee to manage the NiSource Stock Fund. The Independent Fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the NiSource Stock Fund as an investment option under the Plan and may be removed by the Committee at any time and within its sole discretion in accordance with the applicable governing documents. Upon removal of the Independent Fiduciary, the duties and responsibilities of the Independent Fiduciary will become duties and responsibilities of the Committee until a successor is appointed.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or who will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company matching contribution formulas are as follows:
a.For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the "NiSource Pension Plans") (i.e., employees in the "Next Gen" benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
b.For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
c.For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.
d.Except as provided in subsection (e) for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.
e.For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
With the exception of contributions for certain collectively bargained participants prior to October 9, 2020, the matching contribution is invested in cash. The Plan provides for the investment of such contributions in accordance with the participants’ investment elections or, if none, in the “qualified default investment alternative”.
Effective January 1, 2021, the Plan was amended to reflect the Company's administrative practice of making an annual true-up matching contribution in addition to making matching contributions each payroll period.The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. The Company has authorized a discretionary contribution on February 15, 2022 and paid on March 9, 2022 in the amount of $5,686,656. This amount will be reflected in the statement of changes in net for benefits for the year ended December 31, 2022.
In lieu of a pension plan, employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, and Columbia Energy Group union, non-exempt non-union hired or rehired after January 1, 2014. Under the Plan, Next Gen employees also include the following employees of the NiSource Inc. subsidiary Bay State Gas Company: Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Utility employees hired or rehired after January 1, 2014. The business and assets of Bay State Gas Company were completely divested on October 9, 2020 and therefore, there are no active employees of Bay State Gas Company who participate in the Plan. The Plan permits the investment of employer contributions in accordance with the participants’ investment elections or, if none, in the "qualified default investment alternative" subject to collective bargaining.
Automatic Enrollment - Certain newly hired or rehired employees are automatically enrolled in the Plan at a 6% pre-tax contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time. Certain collectively-bargained employees are subject to the automatic enrollment provisions of the Plan as negotiated between the applicable union and the Company.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2021 and 2020. Participants may generally have a maximum of two loans outstanding at any given time, although an additional loan was available during the period between May 6, 2020 and September 22, 2020, due to actions taken to address the coronavirus pandemic, resulting in certain participants having three loans. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result. Refer to the "Impact of the COVID-19 pandemic and Newly Enacted Legislation" disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•Age 59½ withdrawals;
•Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;
•Withdrawals during military service; and
•Hardship withdrawals, subject to Plan rules for such withdrawals.
Effective January 1, 2021 and retroactive to January 1, 2020, the Plan's hardship withdrawal rules were amended to reflect updated U.S. Treasury Regulations. Refer to the “Impact of the COVID-19 pandemic and Newly Enacted Legislation and Regulations” disclosure under "Note 2. Summary of Significant Accounting Policies" for further information.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There are no participants who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2021 or 2020.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Purchases and sales of investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. The current economic environment has increased the degree of uncertainty. Refer to the “Impact of the COVID-19 pandemic and Newly Enacted Legislation” disclosure for further information.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of the Plan, participants may diversify their investment at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company.  Certain other expenses of the Plan, such as investment manager and broker fees, are paid by the Plan.  Certain loan administration fees are paid from the individual participant accounts. Certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Such revenue sharing is rebated back to Plan participants accounts. For the year ended December 31, 2021, $209,418, was rebated back to Plan participants accounts and used to offset Plan expenses. A portion of future Plan expenses can be paid from any revenue sharing amounts which cannot be rebated back to individual participant accounts due to distributions that occur prior to the scheduled allocation dates for such amounts.
Impact of the COVID-19 pandemic and Newly Adopted Legislation and Regulations - As a result of the spread of the Novel Coronavirus 2019 and its variants ("the COVID-19 pandemic"), economic uncertainties have arisen that may negatively impact the Plan, though the potential impact and duration is unknown as of the date the financial statements were available to be issued. Several major legislative relief packages were adopted in response to the COVID-19 pandemic, containing numerous tax, emergency funding and other regulatory provisions. The Plan has evaluated the impact of newly adopted legislation and regulations its operations and cash flows.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 by the U.S. Congress. The CARES Act is an emergency economic stimulus package in response to the COVID-19 pandemic. The CARES Act contains numerous relief provisions immediately available to tax qualified retirement plans and their participants. The CARES Act permits a retirement plan sponsor to allow plan participants who are impacted by the COVID-19 pandemic, and who satisfy certain requirements under the CARES Act, to receive penalty-free distributions, to receive participant loans with increased borrowing limits and to defer the repayment of participant loans. In addition, the CARES Act permits a retirement plan sponsor to suspend minimum required distributions during the 2020 plan year. During April 2020, the Company elected to provide all such forms of relief to participants in the Plan. The CARES Act provides an extended remedial amendment period for plan amendments related to employee benefit plan changes, allowing those amendments to be adopted by the end of the 2022 plan year. NiSource intends to adopt appropriate amendments to document these plan changes prior to the extended plan amendment deadline.
In December 2021 the NiSource Benefits Committee approved the amended U.S. Treasury hardship distribution regulations, which were published in 2019. The key changes were the elimination of the six month contribution suspension, creation of a General Financial Need Standard, elimination of the plan requirement, elimination of restriction on earnings distributions, and expansion of distribution rules for "Qualified Beneficiary Expenses." The Plan implemented these provisions on January 1, 2021, retroactive to January 1, 2020. In addition to these amendments, the expanded distribution option for disaster relief was updated. The updated regulation expanded the category of events that are deemed to create an "immediate and heavy financial need" to include expenses and losses incurred by the employee because of a federally declared disaster, if the employee's principal residence or place of employment was in the disaster. The Plan implemented this particular provision as of January 1, 2022.
Subsequent Events - Subsequent events have been evaluated through June 17, 2022 which is the date the financial statements were available to be issued.
3.    Fair Value Measurements
The Fair Value Measurement and Disclosure Requirements, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest

NISOURCE INC.
RETIREMENT SAVINGS PLAN
priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Valuation models utilize inputs based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability and market-corroborated inputs, (i.e., inputs that are derived principally from or corroborated by observable market data by correlation or other means).
Level 3 - Valuation models utilize inputs that are unobservable and significant to the fair value measurement.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2021, the Plan had no transfers in or out of Levels 1, 2, or 3.
The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2021 and 2020. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with GAAP, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

		Fair Value Measurements at December 31, 2021
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$422,972,001	$422,972,001	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	192,406,066	192,406,066	—	—
Money market government portfolio	1,774,564	1,774,564	—	—
Money market fund	69,934,105	69,934,105	—	—
Total investments in the fair value hierarchy	$687,086,736	$687,086,736	$—	$—
Investments at net asset value:
Common collective trusts measured at net assets value	1,137,351,566
Total investments	$1,824,438,302

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2020
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
Mutual funds	$406,243,974	$406,243,974	$—	$—
NiSource Stock Fund:
NiSource Inc. common stock	$175,461,563	175,461,563	—	—
Money market government portfolio	$1,315,156	1,315,156	—	—
Money market fund	$81,173,035	81,173,035	—	—
Total investments in the fair value hierarchy	$664,193,728	$664,193,728	$—	$—
Investments at net asset value:
Common collective trusts measured at net assets value	1,061,244,354
Total investments	$1,725,438,082
Asset Valuation Methodologies
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a money market fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity.
Measurements Using Net Asset Value as Practical Expedient - The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31, 2021 and 2020. The following table summarizes the common collective trusts measured at net asset value per share as of December 31, 2021 and 2020:

	Fair Value at December 31, 2021	Fair Value at December 31, 2020	Redemption Frequency (if currently eligible)	Redemption Notice Period
Target Date commingled pools	$732,133,726	$677,601,009	Daily	1 day
Fidelity Contrafund Commingled Pool	111,865,344	103,862,913	Daily	1 day
Fidelity Growth Company Commingled Pool	246,884,216	236,317,399	Daily	1 day
Fidelity Managed Income Portfolio	31,280,918	40,082,786	Daily	1 day
Vanguard Retirement Savings Trust IV	2,805,659	—	Daily	1 day
Western Asset Core Plus Bond Fund	3,702,711	1,961,946	Daily	1 day
Earnest Partners Smid Cap Core Fund	8,678,992	1,418,301	Daily	1 day
Total common collective trusts	$1,137,351,566	$1,061,244,354

NISOURCE INC.
RETIREMENT SAVINGS PLAN
4.    Exempt Party-In-Interest Transactions
Certain Plan investments represent shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2021 and 2020, the Plan held 16,497,929 and 18,038,441 shares, respectively, of the NiSource Stock Fund, with a cost basis of $129,716,733 and $137,353,075 respectively. The NiSource Stock Fund includes 6,894,691 and 7,569,880 shares at December 31, 2021 and 2020, respectively, of common stock of the Company, held by the Plan Sponsor, with a cost basis of $127,942,169 and $136,037,919 respectively. During the year ended December 31, 2021, the Plan recorded $6,360,422 of dividend income for the common stock.
5.    Stable Value Funds
The Plan participates in two stable value funds, the Fidelity Managed Income Portfolio and Vanguard Retirement Savings Trust IV, which are common collective trusts. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value ("NAV") of $1 per unit. Distributions to the trust’s unit holders are declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. As a practical expedient, the fair value is calculated using NAV in the statements of net assets available for benefits.
Certain events impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio or the Vanguard Retirement Savings Trust IV are not probable of occurring. During the year ended December 31, 2021, the Plan informed Fidelity of its intention to close its position in the Fidelity Managed Income Portfolio. As stated in the Fund’s declaration of trust, a full liquidation requires a one year notice to exit the Fund. Full liquidation was completed in March 2022.

6.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.
7.    Tax Status
The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the "IRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrators and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.
8.        Concentration of Investments
The Plan has a significant portion (i.e., greater than 10%) of its assets invested in certain asset pools.The following table summarizes the Plan's total investment assets as of December 31, 2021 and 2020:

NISOURCE INC.
RETIREMENT SAVINGS PLAN

	December 31, 2021		December 31, 2020
	Total assets	Percent of total investment	Total assets	Percent of total investment
NiSource Stock Fund	$194,180,630	11%	$176,776,719	10%
Fidelity Growth Company Commingled Pool	$246,884,216	14%	$236,317,399	14%
9.         Nonparticipant-Directed Investments
The Plan’s investment in NiSource Stock Fund includes both participant-directed and nonparticipant-directed transactions. Information about the NiSource Stock Fund and the significant components of the changes in the NiSource Stock Fund are as follows as of December 31, 2021 and 2020, and for the year ended December 31, 2021:

NiSource Stock Fund as of December 31, 2020	$176,776,719

Changes in net assets:
Net appreciation in fair value of investments	$33,228,881
Dividends	6,360,422
Participant contributions	4,008,982
Employer contributions	1,916,027
Loans repaid - net of loans issued	2,843,553
Interest on loans	428,876
Benefits paid to participants	(21,310,006)
Administrative fees	(11,144)
Other adjustments	(951)
Transfers to participant-directed investments - net	(10,060,729)
Net change in NiSource Stock Fund for the year ended December 31, 2021	17,403,911
NiSource Stock Fund as of December 31, 2021	$194,180,630

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2021

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock	$127,942,168	$192,406,066
*	Fidelity	Money Market Government Portfolio	1,774,564	1,774,564
		Total NiSource Stock Fund	$129,716,732	194,180,630
	Vanguard	Vanguard Federal Money Market		69,934,105
	Vanguard	Vanguard Savings Trust IV		2,805,659
*	Fidelity	Managed Income Portfolio		31,280,918
*	Fidelity	Balanced Fund Class K		63,027,782
	American Funds	EuroPacific Growth Fund		41,112,561
*	Fidelity	Contrafund Commingled Pool		111,865,344
*	Fidelity	Equity Income Fund Class K		27,436,625
*	Fidelity	Growth Company Commingled Pool		246,884,216
	Oakmark	Oakmark International Fund I		9,989,457
	MFS	Massachusetts Investors Trust		27,163,461
	Western Asset	Core Plus Bond Fund R3		3,702,711
	Earnest Partners	Smid Cap Core Fund		8,678,992
*	Fidelity	FIAM Blend Target Date Income Commingled Pool		2,654,710
*	Fidelity	FIAM Blend Target Date 2005 Commingled Pool		3,751,156
*	Fidelity	FIAM Blend Target Date 2010 Commingled Pool		8,355,253
*	Fidelity	FIAM Blend Target Date 2015 Commingled Pool		12,927,528
*	Fidelity	FIAM Blend Target Date 2020 Commingled Pool		66,780,783
*	Fidelity	FIAM Blend Target Date 2025 Commingled Pool		96,596,146
*	Fidelity	FIAM Blend Target Date 2030 Commingled Pool		132,173,164
*	Fidelity	FIAM Blend Target Date 2035 Commingled Pool		69,195,079
*	Fidelity	FIAM Blend Target Date 2040 Commingled Pool		108,471,147
*	Fidelity	FIAM Blend Target Date 2045 Commingled Pool		70,373,828
*	Fidelity	FIAM Blend Target Date 2050 Commingled Pool		90,685,990
*	Fidelity	FIAM Blend Target Date 2055 Commingled Pool		52,572,523
*	Fidelity	FIAM Blend Target Date 2060 Commingled Pool		16,101,920
*	Fidelity	FIAM Blend Target Date 2065 Commingled Pool		1,494,499
*	Fidelity	Total International Index Fund		9,977,530
*	Fidelity	Total Market Index Fund		175,368,497
	Vanguard	Total Bond Market Index Fund		51,780,299
	Vanguard	Inflation Protected Securities Fund		17,115,789
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.5%, and maturity dates ranging from 2021 to 2036.		36,474,795
	Total Assets (Held at End of Year)			$1,860,913,097

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

NISOURCE INC.
RETIREMENT SAVINGS PLAN
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 17, 2022	/s/ Gunnar J. Gode
Gunnar J. Gode
Vice President, Chief Accounting Office and Controller (Principle Accounting Officer)

NISOURCE INC.
RETIREMENT SAVINGS PLAN
Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2021 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Lloyd M. Yates	/s/ Donald E. Brown
Lloyd M. Yates	Donald E. Brown
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer, and
President of NiSource Corporate Services

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm